

May 4, 2012

Via E-mail
Mr. Richard A. Schweinhart
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

> **Re:**   **Ventas, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-10989**

Dear Mr. Schweinhart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management Discussion and Analysis …, page 53

1.   In future Exchange Act periodic reports, please provide updated disclosure on the status of your efforts to re-lease the Kindred space that will expire in April 2013.

Results of Operations, page 64

2.   In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please expand your revenue and expense discussion to address period to period changes in same-store net operating income. Additionally, please disclose how you determine the properties that fall within the "same-store" pool.

3.   We note that you have disclosed period to period changes in occupancy and same store occupancy for each of your segments. In future Exchange Act periodic reports, please provide similar data for average daily rates or an equivalent rent rate metric, including on a same-store basis.

Segment NOI – Triple-Net Leased Properties, page 65

4.   In future filings, please enhance your disclosure related to the triple-net leased properties to disclose the prior-year occupancy percentage for these properties, similar to the disclosure provided for your other segments.

NOI, page 76

5.   Please revise your disclosure in future filings to present a reconciliation of NOI to the most directly comparable GAAP financial measure.

Concentration of Credit Risk, page 80

6.   We note your tenant concentration percentage disclosure and your disclosure that you regularly monitor the credit risk of your tenants. Please tell us what metrics, such as EBITDAR, management uses to evaluate the relative credit risk of your significant tenants and changes in the credit risk over time. We may have further comment.

Triple-Net Lease Expirations, page 83

7.   In future Exchange Act periodic reports, to the extent material, please discuss the extent to which aggregate lease renewals in the reporting period were exercised at rates higher or lower than contractually specified increases, such as through fair market rental reset processes. In addition, to the extent material, please provide disclosure on the amount of leases signed with new tenants in the reporting period and the costs of such leasing.

Business Combinations, page 102

8.   We note your disclosure on page 102 that you have recorded tenant purchase option intangibles for real estate assets of $644M at December 31, 2011. Please clarify what assets these options relate to, how the intangibles were derived, and where they are recorded on your balance sheet. Please clarify how this disclosure relates to the $112M purchase option intangible liability disclosed on page 125.

Note 13 – Income Taxes, page 136

9.   Please provide us with a more detailed discussion of how the income tax benefit of $31M for 2011 arose, and show us how this amount was calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief